

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

DIVISION OF

CORPORATION FINANCE

January 5, 2011

Mr. Edward C. DeFeudis
President and Chief Financial Officer
WikiLoan, Inc.
1093 Broxton Avenue, Suite 210
Los Angeles, CA 90024

      Re: **WikiLoan, Inc.**
             Form 10-K for Fiscal Year Ended January 31, 2010
             Filed May 17, 2010
             Form 10-Q for Fiscal Quarter Ended April 30, 2010
             Filed June 21, 2010
             Form 10-Q for Fiscal Quarter Ended July 31, 2010
             Filed September 13, 2010
             Form 10-Q for Fiscal Quarter Ended October 31, 2010
             Filed December 15, 2010
             File No. 033-26828

Dear Mr. DeFeudis:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Jennifer Thompson
                  Branch Chief